





STARBOARD VALUE

LETTER TO THE STOCKHOLDERS OF HUNTSMAN CORPORATION

March 3, 2022

WE NEED YOUR SUPPORT – PROTECT AND ENHANCE YOUR INVESTMENT BY VOTING ON THE BLUE PROXY CARD TODAY

Dear Fellow Stockholders,

We need your help. **The Board of Directors (the "Board") at Huntsman Corporation ("Huntsman" or the "Company") is composed of individuals who we believe not only have close ties and personal loyalties to Peter Huntsman, the Company's CEO, but also prioritize those loyalties above the good of common stockholders.** To the detriment of all stockholders, the Board has seemingly tolerated years of subpar financial performance, missed stockholder promises, and poor stock price performance. We believe the Company is capable of significantly more than what its historical track record might suggest. **From the Company's stock price reaction since our public involvement in September 2021, it seems clear to us that stockholders not only agree, but also recognize the value that is trapped within this Company, and likewise demand significantly greater accountability.**

Stock Price Performance From IPO Until Starboard's Involvement in Sept. 2021(1)

600
500
400
300
200
100
0
Indexed (Feb '05 = 100)
Feb-05
Aug-10
Mar-16
Sep-21
+417%
337%
Deficit
+80%
Huntsman
S&P 500

Stock Price Performance Since Starboard's Involvement

160
150
140
130
120
110
100
90
Indexed (Sept '21 = 100)
Sep-21
Nov-21
Dec-21
Jan-22
Feb-22
+45%
46%
Premium
(1%)
Huntsman
S&P 500

Note: Returns are adjusted for dividends. (1) Measured from February 11, 2005 through September 27, 2021, the date of Starboard's Schedule 13D filing. (2) Measured from September 27, 2021 through February 25, 2022.

Please find our full presentation at www.shareholdersforhuntsman.com

We believe Huntsman has fundamentally great businesses, but incredibly lackluster operational execution, coupled with a Board that fails to demand accountability and seems to accept mediocrity, which has led to perpetual stock price underperformance. In fact, prior to our public engagement with the Company, Huntsman's stock price had massively underperformed the S&P 500 over almost any period.

Huntsman Has Underperformed the S&P 500 Over Nearly Every Period Since IPO								
	8 Year	**7 Year**	**6 Year**	**5 Year**	**4 Year**	**3 Year**	**2 Year**	**1 Year**
S&P 500 Index	207%	157%	158%	126%	91%	61%	55%	37%
Huntsman	**69%**	**27%**	**139%**	**106%**	**16%**	**13%**	**30%**	**35%**
Over / (Underperformance) vs. S&P 500	**(138%)**	**(130%)**	**(19%)**	**(20%)**	**(74%)**	**(48%)**	**(25%)**	**(2%)**

	Since IPO	**15 Year**	**14 Year**	**13 Year**	**12 Year**	**11 Year**	**10 Year**	**9 Year**
S&P 500 Index	417%	352%	288%	379%	442%	386%	363%	267%
Huntsman	**80%**	**143%**	**65%**	**395%**	**341%**	**225%**	**254%**	**137%**
Over / (Underperformance) vs. S&P 500	**(337%)**	**(210%)**	**(223%)**	**16%**	**(101%)**	**(161%)**	**(109%)**	**(131%)**

Note: Returns are adjusted for dividends. The "Since IPO" period is measured from February 11, 2005 through September 27, 2021, the date of Starboard's Schedule 13D filing. The remaining time periods are measured from the date of Starboard's Schedule 13D filing. For example, 10 Year would measure from September 27, 2011 to September 27, 2021.

While stockholders have suffered, the Board has not only failed to hold management accountable, but has in fact provided management with incredibly lucrative compensation packages. **We believe these highly concerning actions demonstrate that the Board is beholden to management, and is not strong enough nor independent enough to represent the interests of ALL stockholders.**

As the Company's second largest stockholder, Starboard Value LP (together with its affiliates, "Starboard" or "we") strongly believes that change is necessary to instill accountability and demand operational excellence. We have a long and successful history of investing in underperforming companies and helping these companies drive significant improvements to create value for all stockholders. **Our interests are directly aligned with yours. We need your support to change a minority of the Board to include stockholder representatives that care about your investment in the Company, and have the strength, relevant experience and true independence to stand up to the current culture of poor performance and poor accountability.** We are asking for your support to elect four new, highly-qualified, strong, and independent directors to the Huntsman Board at the upcoming 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting"). Please vote on the enclosed **BLUE** proxy card to protect and enhance your investment. As Huntsman stockholders, we deserve a Board that is fully committed to representing the best interests of **ALL** stockholders.


Please VOTE the BLUE CARD


Our Proxy Statement and our BLUE proxy card are available at
www.shareholdersforhuntsman.com

Please find our full presentation at www.shareholdersforhuntsman.com

Earlier this week, we published a detailed investor presentation titled "**Transforming Huntsman Corporation**" outlining why we fervently believe Starboard's slate of strong, capable, and independent director nominees are the best candidates to help oversee your investment in the Company. A copy of our presentation can be found at ***www.shareholdersforhuntsman.com***.[1]

THE BOARD HAS TOLERATED AN EXTENDED PERIOD OF POOR OPERATIONAL PERFORMANCE AND SUBPAR PROFITABILITY

Huntsman's profitability versus peers has worsened significantly since its IPO, yet the Board does not seem to have made any attempts to hold management accountable.



THE COMPANY WOULD LIKE YOU TO BELIEVE THAT 2021, "THE BEST YEAR IN HUNTSMAN'S HISTORY," IS PROOF THAT MANAGEMENT IS FINALLY DOING A GOOD JOB – PLEASE DON'T BE FOOLED!

Every one of Huntsman's Primary Peers had a record year in 2021. Huntsman's positive financial performance is not unique, and seems to be largely a function of a highly favorable macro environment – please remember that a rising tide lifts all boats.

---

[1] Please refer to the full presentation available at www.shareholdersforhuntsman.com for additional details, disclosures, supporting data, identity of peers, defined terms, underlying assumptions and other relevant information.









*Please find our full presentation at **www.shareholdersforhuntsman.com***

Each of Huntsman's Primary Peers Also Had Its Best Year Ever

Celanese

> "Today, I am pleased to report record 2021 adjusted earnings of $18.12 per share and record free cash flow of $1.3 billion. **<u>To surpass the previous record adjusted earnings per share by 65 percent is a remarkable achievement in any year.</u>**"
>
> *Lori Ryerkerk, Chairman & CEO – Celanese*
> *January 2022*

EASTMAN

> "In the face of unprecedented supply disruptions, logistics challenges, labor shortages, COVID variants, and rapid, broad-based inflation, **<u>the Eastman team delivered all-time record revenue and adjusted EPS and is positioned to build on this growth in 2022</u>**"
>
> *Mark Costa, Chairman & CEO – Eastman*
> *January 2022*

DOW

> "**<u>Our performance in the fourth quarter capped a record year for Dow</u>**, which you will see highlighted on Slide 4. In 2021, Team Dow capitalized on the economic recovery, **<u>achieving record sales and earnings performance</u>** despite pandemic-driven uncertainty and industry-wide weather-related challenges."
>
> *James Fitterling, Chairman & CEO – Dow*
> *January 2022*

PROFITABILITY IN THE "BEST YEAR IN HUNTSMAN'S HISTORY" CONTINUES TO BE EMBARASSINGLY BAD WHEN COMPARED TO PEERS

The Company seems to be proudly celebrating its results in 2021, and touting this past year as the "best year in Huntsman's history." However, **<u>Huntsman's profitability remains among the worst in its peer group – why is this a cause for celebration? We believe stockholders should be highly concerned that the Board may have incredibly pedestrian expectations for the Company and its management team.</u>**

2021 Adjusted EBITDA Margin – Huntsman vs. Performance and Primary Peers

2021 Sales: $8.5
($bn)
$3.3
$2.1
$55.0
$10.5
$17.5
$4.7
$1.9
$8.5
$3.3
$8.3
30%
26%
23%
21%
21%
20%
17%
15%
15%
14%
14%
Primary Peer Average: 24%
Perf. Peer Average: 20%
Celanese
ALBEMARLE
Ashland
DOW
EASTMAN
covestro
CLARIANT
KRATON
HUNTSMAN
H.B. Fuller
LANXESS
Denotes Primary Peers
(A Subset of Performance Peers)
Worst among Primary Peers

Please find our full presentation at www.shareholdersforhuntsman.com

WE BELIEVE STOCK PRICE PERFORMANCE AND OPERATIONAL EXECUTION REMAIN FRUSTRATINGLY POOR BECAUSE THE BOARD FAILS TO DEMAND ACCOUNTABILITY

The Company has made attractive promises to stockholders at three investor days – once in 2014, once in 2016, and once in 2018. Every time, stockholders have been promised that financial results will improve. **Unfortunately, every time the Company has failed to deliver.**



Huntsman Has Failed to Deliver on Promises From Three Consecutive Investor Days
2014 Investor Day Target
($ in millions)
$2,000
44% BELOW Target
$1,127
Investor Day Adj. EBITDA Target
2016 Actual Adj. EBITDA
The Company targeted $2.0 billion of Adjusted EBITDA over 2 – 3 years, and MISSED its target by 44%
2016 Investor Day Target
($ in millions)
11% BELOW Target
$1,259
$125
MDI Price Spike
$1,272
$1,134
Core EBITDA
Investor Day Adj. EBITDA Target (Core Business)
2017 Actual
Normalized for a one-time favorable commodity price spike, the Company would have MISSED its target by 11%
2018 Investor Day Target
($ in millions)
30% BELOW Target
$1,284
$895
Investor Day Adj. EBITDA Target (10% CAGR)
2020 Consensus Adj. EBITDA at December 31, 2019
Even prior to COVID in 2020, it seemed clear that the Company would again MISS its target

At the Company's 2018 Investor Day, the Company promised stockholders that Huntsman's stock price would improve to approximately $60 per share by 2020. **This promise not only failed to materialize, but the Company's stock price had actually declined prior to Starboard's public engagement with the Company.** In other words, the Board not only failed to oversee value creation for its stockholders, but actually presided over a long period of value destruction following the 2018 Investor Day.

Please find our full presentation at ***www.shareholdersforhuntsman.com***

Huntsman Has Never Come Close to Achieving Its $60 per Share Promise



2018 Investor Day Target: ~$60 per Share
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
Day Prior to 2018 Investor Day: $32.02
~25% DECLINE From 2018 Investor Day to December 31, 2019
December 31, 2019 (Pre-COVID): $24.16
~57% BELOW Target and 21% BELOW Price at 2018 Investor Day
9-Months Later Still ~52% BELOW Target and 12% BELOW Price at 2018 Investor Day
$28.07
December 31, 2020 "Target Date": $25.14
May-18
Oct-18
Feb-19
Jul-19
Nov-19
Mar-20
Aug-20
Dec-20
May-21
Sep-21

The Company made a promise to stockholders at its 2014 Investor Day and failed. The Company then made a promise to stockholders at its 2016 Investor Day and failed again. The Board then allowed the Company to make a promise to stockholders for a third time at the Company's 2018 Investor Day, and for a third time, the Company failed. **This is a Board that allows management to make promise after promise after promise, but seemingly has no desire to hold management accountable.**

RATHER THAN HOLD MANAGEMENT ACCOUNTABLE FOR DISMAL STOCKHOLDER RETURNS AND POOR FINANCIAL PERFORMANCE, THE BOARD INSTEAD CHOSE TO PROVIDE MANAGEMENT WITH INCREDIBLY GENEROUS COMPENSATION PACKAGES

Two of the most influential stockholder advisory firms have also noted the incredibly poor alignment between pay and performance at Huntsman. **We believe this Board has consistently acted in the best interest of management at the expense of its stockholders.**

Please find our full presentation at www.shareholdersforhuntsman.com

Excerpt from 2021 ISS Report



FINANCIAL PERFORMANCE ASSESSMENT

Blue boxes indicate the company's quartile rankings compared to ISS' selected peer group in the applicable measure/metric, measured over three years. The leftmost box indicates bottom quartile and rightmost box indicates top quartile.

Measure		Quartile Ranking vs. Peers
Pay		
Weighted Performance		
Metrics	Long-Term Performance	Quartile Ranking vs. Peers
EVA Margin	-2.22	
EVA Spread	-2.34	
EVA Momentum (Sales)	-1.43	
EVA Momentum	-1.54	

Excerpt from 2021 Glass Lewis Report



100
A
B
C
D
F
PERFORMANCE PERCENTILE
0
0
100
COMPENSATION PERCENTILE

ISS has highlighted to shareholders that over a three-year period, bottom quartile performance has been rewarded with top quartile pay

Huntsman has received an "F" from Glass Lewis on executive compensation for two consecutive years as pay was more than its Proxy Peers, notwithstanding poor relative performance

WE BELIEVE THE BOARD'S SEEMING DISINTEREST IN DEMANDING ACCOUNTABILITY IS DUE TO STRONG INTERCONNECTS AND PERSONAL LOYALTIES BETWEEN BOARD MEMBERS AND THE CEO

We began publicly engaging with the Company in September 2021. At that time, the Board was filled with personal friends, former employees, and individuals with financial ties to the Huntsman family. **In our 20+ years of investing and advocating for stockholders like yourself, this Board was one of the most insular and interconnected that we had ever come across.**

Personal Friendships and Loyalties Among Huntsman Board Members

Dr. Mary Beckerle
Director Since 2011

CEO of the Huntsman Cancer Institute ("HCI") which has received substantial funding from both the Huntsman Family and the Company

Nolan Archibald
(2005 – 2022)

Served on the same Board and co-owns Red Ledges, a luxury golf development, with Mr. Burns

M. Anthony Burns
(2010 – 2022)

"Old friend" of the Huntsman family, in addition to numerous conflicts with Mr. Archibald

Peter Huntsman (CEO)
Director Since 1994

Served together on the Board of Venator; has previously donated to the Huntsman Cancer Foundation ("HCF")

Previous direct report and serves on Venator Board with Mr. Huntsman, overseeing significant value destruction

"Incredible friend" of the Huntsman family; donates to the HCF; Peter Huntsman sits on his Charity's Board

Sir Robert Margetts
(2010 – 2022)

As Vice Chairman at Imperial Chemical Industries ("ICI"), Sir Margetts oversaw Mr. Ferrari, a senior executive at ICI

Daniele Ferrari
Director Since 2018

Wayne Reaud
(2005 – 2022)

Please find our full presentation at ***www.shareholdersforhuntsman.com***

WHILE WE HAVE PRESSURED THE COMPANY INTO RETIRING ITS MOST PROBLEMATIC DIRECTORS, EVEN NOW, THERE CONTINUES TO BE HIGHLY WORRISOME INDIVIDUALS ON THE BOARD

In January 2022, we believe Huntsman made a defensive and highly-reactive decision to replace a few of its most problematic directors as a result of the immense pressure we had been putting on the Company. **While the Company would like you to believe that it has turned a new leaf, please do not be fooled - there are still many individuals with problematic conflicts, murky backgrounds, and stockholder unfriendly track records remaining in the boardroom.**

In particular, we believe you should be incredibly wary of the following incumbent Board members:

Dr. Mary Beckerle (Board member since 2011)

As CEO of the Huntsman Cancer Institute ("HCI") at the University of Utah, Dr. Beckerle is **paid over $1 million per year** by organizations that are personally overseen by Peter Huntsman, or have received significant funding from the Huntsman family. **How can Dr. Beckerle remain impartial and independent when it seems like her livelihood depends on donations from the Huntsman family and Peter Huntsman's ongoing goodwill?**

The Huntsman Family Has Donated Almost $750 Million to HCI, Which Employs and Pays Dr. Beckerle >$1 Million per Year


Almost $750 million in donations
~$1.05 million in annual compensation(1)
UNIVERSITY OF UTAH
HUNTSMAN
CANCER INSTITUTE
HUNTSMAN
CANCER FOUNDATION
Peter Huntsman (CEO) and the Huntsman Family
Dr. Mary Beckerle

The Huntsman Family Has Donated Almost $750 million to HCI

Mr. Huntsman and his wife, Karen, founded Huntsman Cancer Institute (HCI) in 1995 to accelerate the work of curing cancer through human genetics. Mr. Huntsman's early contributions to HCI amounted to $225 million. HCI is now one of America's major cancer centers dedicated to finding a cure. The combined facility features leading-edge research laboratories and a state-of-the-art hospital treating cancer patients. Today, approximately $1.5 billion has been directed to the building of HCI, almost half of which was donated by the Huntsman family.

Even more concerning, when Dr. Beckerle was terminated by the University of Utah in 2017, the Huntsman family personally interceded on her behalf and threatened to withhold $250 million in donations to HCI unless she was reinstated. Unsurprisingly, she was reinstated as CEO. **How can Dr.**

Please find our full presentation at ***www.shareholdersforhuntsman.com***

Beckerle remain impartial and independent as a Huntsman Board member when she owes her greater than $1 million annual compensation and career at HCI to Peter Huntsman and the Huntsman family?

Daniele Ferrari (Board member since 2018)

Mr. Ferrari spent fourteen years (1997 – 2011) as an employee and senior executive at Huntsman, and reported directly to Peter Huntsman during that time. As a board member at both Huntsman and Venator Materials PLC ("Venator"), Mr. Ferrari oversaw Huntsman's incredibly valuable 53% stake in Venator, a stake that the Company told stockholders was worth >$1 billion. **Unfortunately, under Mr. Ferrari's oversight, Venator's stock price declined by 90% over three years, with Huntsman's stockholders ultimately realizing only $140 million of the >$1 billion that had been promised.**

Under Mr. Ferrari's Oversight Venator's Share Price Declined 90%



$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Aug-17
Feb-18
Aug-18
Feb-19
Aug-19
Feb-20
Aug-20
Feb-21
Aug-21
August 3, 2017
($20.65 / share)
Mr. Ferrari joins the Venator Board at IPO
May 23, 2018
($18.42 / share)
Huntsman commits to monetizing Venator stake for $1.0 billion
August 28, 2020
($1.99 / share)
Huntsman announces the sale of most of its ownership in Venator to SK Capital for ~$120 million, a small fraction of the $1.0 billion goal
$20.65
$1.99
90% decrease between when Mr. Ferrari joined the Board until the sale of Huntsman's stake to SK Capital

Even more concerning, after Huntsman sold its Venator stake to SK Capital at fire sale prices, a transaction that Mr. Ferrari presumably had to approve as a member of Huntsman's Board, **Mr. Ferrari was offered, and accepted, a role as Senior Director at SK Capital just six months later, after Venator's stock price had increased by 116% resulting in a gain of over $100 million for SK Capital.**

Please find our full presentation at www.shareholdersforhuntsman.com

Mr. Ferrari Joined SK Capital as a Senior Director After >$100 Million Value Had Been Transferred From Huntsman Shareholders to SK Capital



$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
August 28, 2020:
Huntsman announces the sale of most of its ownership in Venator to SK Capital for ~$120 million, <15% of the $1.0 billion goal that had been promised to shareholders
February 16, 2021:
SK Capital hires Daniele Ferrari as a Senior Director after >$100 million in value was transferred from Huntsman to SK Capital(1)
$4.30
$1.99
116% Increase!

With Huntsman now exploring a sale of Textile Effects, where SK Capital is widely rumored to be the most likely buyer, **we are highly concerned that Mr. Ferrari's various roles at Huntsman and SK Capital will result in significant conflicts of interest to the detriment of Huntsman stockholders.**

Cynthia Egan (Board member since 2020)

Ms. Egan is Huntsman's Lead Independent Director, an incredibly powerful position on the Board. Under her leadership, we believe the Board has attempted to take away your ability to choose the best set of directors at this upcoming Annual Meeting. **Specifically, we believe the Company took the following actions in an attempt to disenfranchise you and prevent you from having the opportunity to evaluate our highly qualified, strong, and independent director nominees**:

Please find our full presentation at www.shareholdersforhuntsman.com


Actions Taken Under Ms. Egan to Seemingly Disenfranchise Shareholders

Abruptly shortened the deadline to nominate Board members seemingly in hopes that we would be unable to submit our nominees for your consideration before the deadline

Repeatedly badgered Starboard and its nominees with onerous questions seemingly in hopes that a delayed response from us would disqualify our nominees from your consideration

Refused the use of a universal proxy card, a widely-accepted best practice, in order to seemingly make it more difficult for you to choose your ideal mix of director candidates


Ms. Egan has taken similarly aggressive and stockholder unfriendly tactics in the past, most recently as a board member of BTZ, a taxable fixed income closed-end fund. At BTZ, she appears to have misled a stockholder that was attempting to nominate directors for election and successfully disqualified that stockholders' director nominees. Her actions ultimately resulted in a lawsuit against BTZ. **We do not believe an individual that has demonstrated such hostility towards stockholders attempting to exercise their fundamental rights is suitable for serving as our Lead Independent Director.**

José Muñoz (Board member since 2022)

José Muñoz was recently appointed to the Board even though he has never had prior public company board experience. Even worse, he also has highly questionable circumstances surrounding his departure from Nissan, his former employer.

Please find our full presentation at www.shareholdersforhuntsman.com

An Overview of Mr. Muñoz's Tenure at Nissan
Mr. Muñoz worked at Nissan from 2004 to 2019.
Mr. Muñoz's time at Nissan coincided with Carlos Ghosn's tenure, who was the Chief Executive Officer from 2001 to 2018.
In Mr. Muñoz's last role at Nissan (Chief Performance Officer from 2016 to 2019), Mr. Munoz reported directly to Mr. Ghosn.
In November 2018, Mr. Ghosn was arrested in Japan and fired from Nissan after alleged financial misconduct.
Mr. Muñoz was offered $12.8 million to cooperate with prosecutors to hold Mr. Ghosn accountable. Mr. Muñoz declined.
Mr. Muñoz, according to news reports, was informed by colleagues that Nissan had asked about his use of the corporate jet and his personal spending.[1]
Mr. Muñoz, according to news reports, declined to fly to Japan for fear of arrest, and has not returned since late-2018.[1]
Mr. Muñoz, according to news reports, also became a "person of interest" in Nissan's internal investigation.[2]
In January 2019, Mr. Muñoz resigned from Nissan.
Mr. Ghosn was eventually smuggled out of Japan by hiding in a box and still has an active Interpol Red Notice out for his arrest.[3]

(1) https://www.bloomberg.com/features/2020-ghosn-nada-nissan/. (2) https://www.cnbc.com/2019/01/12/nissan-executive-jose-munoz-resigns-after-ex-chairman-ghosns-arrest.html. (3) https://www.interpol.int/en/How-we-work/Notices/View-Red-Notices.

We believe Mr. Muñoz's track record of protecting management and prioritizing personal loyalty over accountability, even when the individual in question is an international fugitive, raises questions as to whether Mr. Muñoz can be trusted to drive accountability at Huntsman.

THE COMPANY HAS BEEN MAKING MORE PROMISES THAT ITS FINANCIAL RESULTS WILL IMPROVE – PLEASE DO NOT BE FOOLED AGAIN – WITH SUCH AN INTERCONNECTED AND PROBLEMATIC BOARD, WE BELIEVE MANAGEMENT WILL NOT BE HELD ACCOUNTABLE FOR THESE NEW PROMISES

At the Company's recent 2021 Investor Day, the Company is once again making more promises that results will improve. **We believe stockholders should be incredibly cautious and skeptical regarding the Company's latest promises.** This is a Company that has repeatedly failed to deliver on its promises, and has fooled stockholders three times over the past six years. **Without change and greater oversight, we believe stockholders will end up incredibly disappointed yet again.**

Please find our full presentation at ***www.shareholdersforhuntsman.com***

Investor Day	Commitment	Achieved?	
2014 Investor Day	Achieve $2.0 billion of Adjusted EBITDA over the next 2 – 3 years	FAILED	Fooled Shareholders ONCE…
2016 Investor Day	Achieve $1.3 billion of Adjusted EBITDA in the core business by 2017	FAILED	Fooled Shareholders TWICE…
2018 Investor Day	Improve share price to ~$60 per share by 2020	FAILED	Fooled Shareholders THREE TIMES…

The definition of insanity is doing the same thing over and over again and expecting different results!

THE BOARD DOES NOT SEEM TO TAKE ITS ESG RESPONSIBILITIES SERIOUSLY, WHICH WE BELIEVE COULD CREATE SIGNIFICANT REGULATORY RISK FOR STOCKHOLDERS IN THE FUTURE

Huntsman not only has the worst ESG rating among Primary Peers, but is also unique in being the only company among its Primary Peers to have a recent ratings downgrade. **We are incredibly concerned that the Company's environmental goals lack rigor and vision, leaving it underprepared for future regulatory and competitive pressures.**

Huntsman Has Regressed in Its ESG Rating in Sharp Contrast to Primary Peers



Best
Worst
AAA
AA
A
BBB
BB
B
CCC
Apr-19
Aug-19
Dec-19
Apr-20
Aug-20
Dec-20
Apr-21
Aug-21
Dec-21
DOW
Celanese
EASTMAN
HUNTSMAN

13

Please find our full presentation at www.shareholdersforhuntsman.com

WE BELIEVE OUR SLATE OF STRONG, CAPABLE, EXPERIENCED, AND INDEPENDENT DIRECTOR NOMINEES WILL HELP DRIVE ACCOUNTABILITY AT HUNTSMAN

Starboard Director Nominees



James L. Gallogly
Fmr Chief Executive Officer, LyondellBasell Industries N.V.



Sandra Beach Lin
Fmr Executive Vice President, Celanese Corporation



Susan C. Schnabel
Co-Managing Partner, aPriori Capital Partners



Jeffrey C. Smith
Managing Member, Starboard Value

We have compiled a diverse slate of experienced chemical executives and seasoned public company board members who we believe will help instill accountability, improve performance, and demand operational excellence at Huntsman.

Our highly-qualified nominees have diverse and complementary experiences. Collectively, they are industry-leading experts with extensive experience in **chemical operations**, **corporate governance**, **mergers and acquisitions**, and **capital markets**.

- **James L. Gallogly**

  - ✓ Mr. Gallogly is widely considered to be one of the most successful chemical industry operating executives. He has significant operating, financial, and environmental management experience as a senior executive within the chemicals industry, as well as significant public company board experience.
  - ✓ Mr. Gallogly served as Chief Executive Officer and Chairman of the Management Board at LyondellBasell Industries N.V. ("Lyondell"), a global plastics, chemical, and refining company. **During his tenure at Lyondell, the company's stock price outperformed the S&P Chemicals and S&P 500 indices by 360% and 382%, respectively.**
  - ✓ Prior to Lyondell, Mr. Gallogly served as Executive Vice President of each major business unit at ConocoPhillips, and prior to ConocoPhillips, Mr. Gallogly served as Chief Executive Officer of Chevron Phillips Chemical Company, a global plastics and chemical company.
  - ✓ Mr. Gallogly currently serves as Vice Chairman of the University Cancer Foundation Board of Visitors at the University of Texas M.D. Anderson Cancer Center.

    ✓ Mr. Gallogly previously served as a director of Continental Resources, Inc. and E.I. du Pont de Nemours and Company.

- **<u>Sandra Beach Lin</u>**

    ✓ Ms. Lin has significant leadership experience as a senior executive in both the hybrid chemicals and broader industrials industries, as well as considerable experience serving on public company boards.

    ✓ Ms. Lin is the former President and Chief Executive Officer of Calisolar, a global leader in the production of solar silicon. Previously, Ms. Lin was Executive Vice President of Celanese, a global hybrid chemical company, overseeing their specialty chemicals business. **<u>Celanese is one of Huntsman's Primary Peers, and a company whose Adjusted EBITDA margins in 2021 were double those of Huntsman.</u>**

    ✓ Prior to Celanese, Ms. Lin held various senior executive positions at Avery Dennison, Alcoa, and Honeywell International.

    ✓ Ms. Lin currently serves as a director at Avient Corporation, American Electric Power Company, Trinseo S.A., Ripple Therapeutics, and Interface Biologics. At Trinseo S.A., Ms. Lin serves as Chair of the Environmental, Health, Safety, Sustainability and Public Policy Committee, and at American Electric Power Company, Ms. Lin serves as Chair of the Corporate Governance Committee.

    ✓ **<u>We believe Ms. Lin's impressive accomplishments and relevance to the Company have already been acknowledged by the Board</u>** given their openness to having her join as a director during Starboard's attempts to reach a settlement with the Company earlier this year.

- **<u>Susan C. Schnabel</u>**

    ✓ Ms. Schnabel has substantial business experience and financial expertise, as well as extensive experience serving as a director of public and private companies.

    ✓ Ms. Schnabel is the Co-Founder and Co-Managing Partner of aPriori Capital Partners. Previously, Ms. Schnabel served as Managing Director of Credit Suisse Asset Management and Co-Head of DLJ Merchant Banking. Prior to that, Ms. Schnabel served as Chief Financial Officer of PetSmart.

    ✓ Ms. Schnabel currently serves as a director of Altice USA, Chair of the Audit Committee of Kayne Anderson BDC, a Trustee of Cornell University, and a director of various other university and non-profit Boards of Directors.

    ✓ Ms. Schnabel previously served as a director of Versum Materials, STR Holdings, Neiman Marcus, Pinnacle Gas Resources, Rockwood Holdings, Shoppers Drug Mart Corporation (TSX), and other private company Boards of Directors.

    ✓ Ms. Schnabel has extensive chemicals industry experience both as an investor and as a board member. She was a key investor and board member during the transformative stages of Rockwood Holdings, a specialty chemicals company whose **stock price between IPO and**

> **its eventual sale to Albemarle Corporation outperformed the S&P Chemicals and S&P 500 indices by 143% and 223%, respectively.[2]**

- *Jeffrey C. Smith*

  ✓ Mr. Smith has extensive knowledge of the capital markets, corporate finance, and public company governance practices and significant public company board experience.

  ✓ Mr. Smith is a Managing Member, Chief Executive Officer, and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard, he was a Partner Managing Director of Ramius LLC, and the Chief Investment Officer of Ramius Value and Opportunity Master Fund Ltd.

  ✓ Mr. Smith currently serves as Chair of the Board of Directors of Papa John's International, and as a director of Cyxtera Technologies.

  ✓ Mr. Smith previously served as Chair of the Board of Directors of Advance Auto Parts, Darden Restaurants, and Phoenix Technologies. Mr. Smith has also served as a director of many other public companies.

  ✓ **Mr. Smith has had over 20 years of active investing and public company board experience where he has consistently advocated for the best interests of all stockholders.**

HUNTSMAN NEEDS STRONG INDEPENDENT BOARD MEMBERS WHO WILL DEMAND IMPROVED PERFORMANCE AND HELP MAXIMIZE STOCKHOLDER VALUE

We believe you will find our comprehensive presentation titled "**Transforming Huntsman Corporation**" to be extremely helpful in understanding the severity of the issues currently plaguing the Company and, importantly, why we believe the election of our superior slate of nominees is required to help drive improved performance and a culture of accountability at Huntsman.

Our nominees are eager to begin working on behalf of all Huntsman stakeholders. Our interests are directly aligned with yours, and we ask for your support in electing our highly-qualified nominees at the upcoming Annual Meeting so that, together, we can realize the true value of this great Company.

Please VOTE the BLUE CARD

Please support our efforts to revitalize Huntsman by voting on the **BLUE** proxy card to elect our slate of highly qualified nominees at the upcoming Annual Meeting.

Our detailed presentation and other important information and materials regarding the Annual Meeting can be viewed at ***www.shareholdersforhuntsman.com***.

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[2] Returns are adjusted for dividends and measured from August 16, 2005, the date of Rockwood's IPO, through January 12, 2015, the date that Rockwood's sale to Albemarle was completed.

Please find our full presentation at www.shareholdersforhuntsman.com

If you have any questions or need further assistance with voting your Huntsman stock, please contact Okapi Partners LLC at the phone numbers or email listed below.

Stockholders may call toll-free: (877) 629-6356
Banks and brokers call: (212) 297-0720
E-mail: info@okapipartners.com

Thank you for your support.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP